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SEC FILE NUMBER
8-69814

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bluesquare Capital Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):

X Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

15 Shookville Road
(No. and Street)

Milan	New York	12571
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jon Russell Crafton	917-854-9833	rcrafton@bluesquarecap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Adeptus Partners, LLC
(Name – if individual, state last, first, and middle name)

244 West 54th, 9th Fl	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jon Russell Crafton, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bluesquare Capital Advisors, LLC, as of February 9, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, ~~as the case~~ may be, has any proprietary interest in any account classified solely as that of a customer.

ADAM SCOTT KRAMER
Notary Public - State of New York
No. 01KR6310044
Qualified in Ulster County
My Commission Expires Aug 18, 2022

Signature: [signature]

Title: President

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BLUESQUARE CAPITAL ADVISORS, LLC
Financial Statements and
Supplementary Schedules
Pursuant to Rule 17A-5 under the
Securities Exchange Act of 1934
December 31, 2021
Report of Independent Registered Public Accounting Firm

BLUESQUARE CAPITAL ADVISORS, LLC
Financial Statements and
Supplementary Information
December 31, 2021

TABLE OF CONTENTS

Ad3ptus

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management
of Bluesquare Capital Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bluesquare Capital Advisors, LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Bluesquare Capital Advisors, LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Bluesquare Capital Advisors, LLC's management. Our responsibility is to express an opinion on Bluesquare Capital Advisors, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bluesquare Capital Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Bluesquare Capital Advisors, LLC's auditor since 2021.

Adeptus Partners, LLC

New York, New York
January 26, 2022

BLUESQUARE CAPITAL ADVISORS, LLC
Statement of Financial Condition
December 31, 2021

		2021
Assets		
Cash	$	215,180
Accounts receivable		479
Prepaid expenses		4,265
Total assets	$	219,924
Liabilities and Member's Equity		
Accounts payable, accrued expenses, and other liabilities	$	10,390
Member's Equity		
Member's equity		209,534
Total liabilities and member's equity	$	219,924

The accompanying notes are an integral part of these financial statements.

BLUESQUARE CAPITAL ADVISORS, LLC
Notes to Financial Statements
December 31, 2021

1 – Organization and Nature of Operations of Business

BLUESQUARE CAPITAL ADVISORS, LLC (the "Company") is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was formed as a limited liability company with the State of New York on May 18, 2016 and became a broker-dealer on November 8, 2016 and is a wholly-owned subsidiary of BLUESQUARE CAPITAL GROUP, LLC (the "Parent" and sole "Member").

The Company engages in investment banking services including mergers and acquisitions, financial advisory, and debt and equity private placements. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

2 – Significant Accounting Policies

Basis of Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Revenue recognition

Revenue from Contracts with Customers

Significant Judgments - Revenue from contracts with customers includes fees earned from placement agent and advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Advisory Services - The Company principally provides financial advisory services to US (or foreign) based companies, including mergers and acquisition related services. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is

receiving and consuming the benefits as they are provided by the Company. Fee arrangements are negotiated on both fixed fee or variable basis depending upon the size of the transaction. In the case of non-refundable retainers and fees that are received monthly, they are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Placement Fees - The Company acts as a placement agent for equity and debt private placements on behalf of its clients. As additional consideration for the investment advisory services noted above, the Company receives fees that vary based on specified performance measures, for example, when a placement or non-securities related success occurs. Revenues are recognized at the point in time when it is probable that a significant reversal will not occur. These fees are calculated once the placement or success occurs based on a percentage of the overall equity or debt placement, or a percentage of the non-securities related transaction value. These fees are considered variable consideration as the uncertainty is dependent on the value of the placements or event at future points in time as well as successfully completing the placement or event, both of which are highly susceptible to factors outside the Company's influence. As such, the Company has determined that revenue recognition generally occurs at the time of the successful closing of the intended event.

Income taxes

The Company is a single member limited liability company that will be treated as a disregarded entity for income taxes purposes. Its income is included in the Parent's tax return, as such, there is no income tax provision required on these financial statements.

3 – Fair Value Measurement

The Company follows FASB ASC Section 820 for fair value measurements which defines fair value and establishes a fair value hierarchy organized into three levels based upon the input assumptions used in valuing assets and liabilities. Level 1 inputs have the highest reliability and are for identical assets and liabilities with unadjusted quoted prices in active markets. Level 2 inputs relate to assets and liabilities with unadjusted quoted prices in active market which are observable either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability and are used to the extent that observable inputs do not exist.

As of December 31, 2021, none of the assets and liabilities was required to be reported at fair value on a recurring basis. The carrying value of non-derivative financial instruments, including cash, accounts receivable, prepaid expenses and accounts payable, approximate their fair values due to the short term nature of these financial instruments. There were no changes in methods or assumptions during the years ended December 31, 2021.

4 – Commitments and Contingent Liabilities

The Company has evaluated commitments and contingencies in the accordance with FASB ASC 440, *Commitments,* and FASB ASC 450, *Contingencies.* Management has determined that no significant commitments and contingencies exist as of December 31, 2021.

5 – Concentrations of Credit Risk for Cash

The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts.

6 – Guarantees

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, and index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2021 or during the year then ended.

7 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $204,790 which exceeded requirements by $199,790. The Company's net capital ratio was .02 to 1.

8 – Related Party Transactions

The Company has entered into a No Rent Agreement with the sole shareholder of the Parent of the Company. The main office for the Company is located in the primary residence of the sole shareholder and under the terms of the No Rent Agreement, the sole shareholder has agreed not to charge the Company for space allocated for use as the main office of the Company or charge for related utilities or internet access.

9 – COVID-19

Management has considered the consequences of COVID-19 and other events and conditions, and it has determined that they do not create a material uncertainty that casts signification doubt upon the Company's ability to continue as a going concern.

The impact of COVID-19 on future performance and therefore on the measurement of some assets and liabilities or on liquidity might be significant and might therefore require disclosure in the financial statements, but management has determined that they do not create material uncertainty that casts significant doubt upon the entity's ability to continue as a going concern.

BLUESQUARE CAPITAL ADVISORS, LLC
Notes to Financial Statements
December 31, 2021

10 – Subsequent Events

The Company has performed an evaluation of events, including possible impacts form the COVID-19 pandemic that have occurred subsequent to December 31, 2021, and through January 26, 2022, the date

of this report. There have been no other material subsequent events that occurred during such period that would require disclosure in this report or would required to be recognized in the financial statements as of December 31, 2021.